Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 29, 2021

The following communication was made available on Twitter on April 28, 2021:

Twitter:

[the article and video communication linked in the social media post above are transcribed below]

The following article is linked in the social media post set forth above:

CN Rail CEO sees KCS deal key to becoming a true ‘NAFTA railroad’

Stephanie Hughes, BNN Bloomberg April 28, 2021

The head of Canadian National Railway Co. said its planned merger with Kansas City Southern (KCS) will bring the Montreal-based rail company closer to becoming a true North American railroad able to serve the continent-wide free trade agreement.

“We’ve always had our eyes, back to the days of Paul Tellier, about being the NAFTA railroad not just by partnering commercially with the KCS to the marketing alliance that we had 20 years ago, but also at some point making an acquisition,” said JJ Ruest, president and chief executive officer at CN Rail, in a broadcast interview.

In 1998, CN Rail put its North American railroad plan on track by acquiring Illinois Central Railroad, adding a key north-south route into the U.S. spanning from Chicago to New Orleans.

This considerably expanded the company’s existing Canadian coast-to-coast rail route that links Western Canada to the Atlantic provinces. By acquiring KCS, CN Rail could further expand its rail system by adding more southern routes that would reach down to the Gulf of Mexico.

CN Rail first began operating in the U.S. over 100 years ago through the Grand Trunk Western railway.

CN Rail has been locked in a bidding war with Canadian Pacific Railway Ltd. to acquire KCS. Ruest maintained that CN has a superior offer for KCS, though he did not completely rule out the possibility of raising the bid for the railway if needed.

With this recent bid to acquire KCS, Ruest said the KCS board was committed to optimizing shareholder value by selling the company to a strategic buyer.

“So, now’s the time,” Ruest said. “This is not a new talk, we’ve always been looking strategically at different acquisitions, KCS especially, and know we know we can execute since the KCS board decided they’re willing to engage down that path very seriously.”

The following is the transcript of a video communication linked in the social media post set forth above:

BNN Bloomberg

Amanda Lang:	CN Rail reported a relatively flat quarter but of course anything that I had to say this quarter will be overshadowed by the fight it’s in for Kansas City Southern, a fight that is ongoing. It was the subject of the conference call today, in large part. CEO JJ Ruest is with us now. JJ, thank you for being with us, and let’s just start actually with the quarter. We’ll come to the merger in one sec, but what does the quarter say to you about where we are in the pandemic in the recovery and how CN fits into that?

JJ Ruest:	Well, thank you for having us again today, Amanda. We had a good strong quarter, and the quarter is basically a reflection that the demand is there, in most segments, and the demand looks even more promising for the second half of this year, especially the part of the demand that has to do with United States, so the economy looks good. We’ve actually updated our guidance with slightly more volume and that’s why we’ve also updated that guidance on EPS. So we’re positive about the recovery.

Amanda Lang:	And what, just in terms of your own planning, you did invest in a new rail car. Does that, is that a sign of optimism? Was that kind of necessary investment that would happen anyway? Describe what we’re looking at there.

JJ Ruest:	So, we’ve invested in a new locomotive which definitely is a sign of optimism as to how much total freight demand it will be for our railroads in North America. We’ve also invested into a renewal and an expansion of our Canadian grain fleet, because we’re very optimistic about the long-term future, the long-term future of Canadian agronomics, and the long-term future of Canada as an export country for grain. So, these are the two, one, two some of the key investment we made here and announcing the first quarter. But the biggest decision we made recently is to put a bid, a very solid bid, a very compelling bid, to acquire the KCS.

Amanda Lang:	So, we’ve talked about that before, obviously things are unfolding here. Central to the kind of debate seems to be, you know, which is the better partner. There is this regulatory question, and I know you know CN has a view, CP has a view, of which has fewer competitive or anti-trust issues. In the end it’ll be the STB that has the view unless Kansas City just, you know, picks a pony in advance. How do you think that will play out? What’s the route do you think to clearance for this merger?

JJ Ruest:	Yeah, so in our view, in frankly, our humble view, but we do our homework, we don’t go in these things unprepared—there is no unsolvable regulatory problem. Every so-called issue, real or perceived, has a solution to it, and we’re very [inaudible] from the financial side. We truly, in our humble view again, have a superior financial offer between the cash and the stock that we offer, but from a regulatory point of view, you’re right. The STB will make a decision, and in our view we have solutions for whatever problem it might be.

Some of them we’ve actually identified. We have a small overlap between our two network between Baton Rouge and New Orleans, and other issues or so-called issues, we’re pretty confident there a solution for all of that.

Amanda Lang:	So, one of the first things that came to my mind, and I’ve asked you this question and I know others wondered as well, is whether CN wanted Kansas City Southern independently of the CP deal or whether the CP deal changed some of the dynamics. In other words, if it’s to be in your competitor’s hands, you need to own it. If it was to be in nobody’s hands, you might not buy it, is really kind of the question here. How do you answer that when analysts ask it?

JJ Ruest:	Yeah, so we’ve been very successful for the last 25 years in growing organically and through a series of acquisitions, big and small. We’ve been operating in the United States for over 100 years. We started with Grand Trunk Western and more recently we bought the Illinois Central, Wisconsin Central, the GLT and the railroad around Chicago. So we do have a lot of experience making acquisition in the US very successfully, dealing with the STB very successfully; we’ve always had our eyes back to the days of Paul Tellier, back to the days of Paul Tellier, about being the NAFTA railroad not just by partnering commercially with the KCS to the marketing alliance that we had 20 years ago, but also to at some point making an acquisition. As it turned out, the board KCS decided that at this point they’d like to crystallize the value for their shareholders and sell themselves and send themselves to a strategic buyer, a railroad not just an infrastructure fund. So, now is the time. So, this is not a new talk. We’ve always been looking strategically at different acquisitions, KCS especially, and, but now we can execute since the KCS board decided that they’re quite willing to engage down that path very seriously.

Amanda Lang:	Do you run the risk, JJ, of selling the combination so well to the street and investors that if it doesn’t come to pass you are penalized?

JJ Ruest:	No, I think we, first of all, we’re very confident that we will be able to convince the board of KCS, their shareholders, if and when we get their shareholders vote, and after that the STB. Take our shareholders at CN, they’ve been asking us for a number of years what if, at some point, we would combine with others, and our answer has always been the same: when we look for an acquisition we always look to create more choice. We want to be relevant to the marketplace. We want to get customers onside. Early on Monday, we filed 400 letters of support for the merger that we’re proposing. We also had a couple of hundred since then and we will file those later. So, we’re about growth. It’s a growth story. It’s not a story about cutting costs. It’s also a growth area at a time when the economy is going to take off, and a growth story that has the customers and the shippers along with it coming with us because they like what we want to create and they like to have more choices.

Amanda Lang:	There is an open question still about how KCS formally responds, and whether CP will raise its offer. Is there room on your side of the table to negotiate here? Is there a sweetener on the CN side if necessary?

JJ Ruest:	So where we’re at right now, we have a very superior offer from a financial point of view. There’s no doubt. I mean, 325 is bigger than the 275. That’s the obvious. We have more cash, 200 versus 90 dollars, and now that they’re, the board KCS has allowed us—and we’re very thankful that they did—to start the due diligence, we will be better educated in say, two weeks from now, as to what other synergies that we can create. But at this point we’re very confident that we have a superior offer from a financial point of view. I think the due diligence will help us, you know, crystallize that even further, and as far as a regulatory side we’re convinced there is no unsolvable regulatory problem and, you know, that will be dealt with in time as well.

Amanda Lang:	So, as you look ahead, I know just in terms of this is this will be ongoing and important for your own otherwise organic growth, what is the most important area for you to focus on here as the economies reopen across North America?

JJ Ruest:	Yeah, as you’re right. So as this process unfolded—it might unfold all the way to the beginning of 2023—we’re very focused on our customers, the customers that we serve right now. So, we’re very, very strong on the Canadian, the Canadian-U.S. economy recovery, very strong on the consumer side, you know, people having disposable income. Some people are in the service industry will get their job back and they’ll get a bigger salary than just what they get today from the government. So, that bodes very well for the container business, and the container business at CN is roughly 25, and growing, 25 percent and growing our total book of business you might get to 27 but at some point might be to 30 and that’s on the back of consumer consumables. We’re also very bullish about some other things, like construction material. I heard earlier that you said that the Canadian dollar is 81 cents I think it’s because commodities right now are very well priced. Lumber is at an all-time high. Strong Canadian dollars or not, I mean they make more profit right now selling lumbers at 81 cents than they were making at 75 cents when the price of lumber was lower, and then you have grain, which is grain, which is a very long circular story in both the U.S. Midwest but also in Canada. So, we have a very diversified customer book, very diversified commodity book and we have a very diversified geographic book and we now would like to be able to really get bigger in the Mexican north- south USMCA train lane. That would really be a nice fit, a nice compliment for what CN has to offer to our customers. More choice, but also choices for the 21st century which include the USMCA.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.